VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	REALYINVEST NNN, LLC
Request for Withdrawal of Amendment No.7 to Offering Statement on Form 1-A filed under form type 1-A/A
(File No. 024-11345)

Ladies and Gentlemen:

On behalf of Realyinvest NNN, LLC (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On July 22, 2021, the Company filed with the SEC (via EDGAR) Amendment No. 7 to Offering Statement on Form 1-A (File No. 024-11345) under form type “1-A/A” (accession no. 0001096906-21-001670) and accompanying exhibits and correspondence. This filing contained errors which the Company would like to correct.  The Company hereby withdraws the Amendment No. 7 to Offering Statement on Form 1-A under form type “1-A/A” filed on July 22, 2021 and will refile a subsequent Amendment No.7 when such amendment is completed..

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our counsel, J. Martin Tate at 801-534-4435.

Sincerely,

/s/ Jeff Beebe
Chief Executive Officer